SECURITIES 04004168 SION
Washington, D.C. 20549

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RECEIVED FEB 27 2004

SEC FILE NUMBER
8-39877

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CRI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BLAINE D. WESTBERG
NOTARY PUBLIC - MINNESOTA
My Comm. Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

C.R.I. SECURITIES, INC.

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2003

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of
C.R.I. Securities, Inc.:

We have audited the accompanying statement of financial condition of C.R.I. Securities, Inc. (the Company) as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims and general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R.I. Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 16, 2004

C.R.I. SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	807,553
Commissions receivable		292,767
Accounts receivable		2,876
Prepaid asset		2,000
Deposit with clearing organization		25,000
Secured demand note receivable		20,000
Securities inventory		13,289
	$	1,163,485

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	219,575
Accounts payable		353,790
Due to affiliates		78,019
Interest payable		700
Securities inventory payable		13,289
		665,373
Liabilities subordinated to claims of general creditors		20,000
Stockholders' equity:		
Paid-in capital; authorized 25,000 shares of common stock, no par value; issued and outstanding 100 shares		620,000
Accumulated deficit		(141,888)
Total stockholders's equity		478,112
	$	1,163,485

See accompanying notes to financial statements.

C.R.I. SECURITIES, INC.

Statement of Operations

For the year ended December 31, 2003

Revenue	
Commissions	$ 11,379,497
Expenses	
Commissions	9,502,166
Management and administrative fees paid to owners	1,583,925
Fees paid to owners	241,597
General and administrative expenses	192,497
Interest expense	1,200
	11,521,385
Loss before income taxes	(141,888)
Income tax benefit (note 3)	-
Net loss	$ (141,888)

See accompanying notes to financial statements.

C.R.I. SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2003

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2002	120,000	-	120,000
Capital contibution	500,000	-	500,000
Net loss	-	(141,888)	(141,888)
Balances at December 31, 2003	620,000	(141,888)	478,112

See accompanying notes to financial statements.

C.R.I. SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims and General Creditors

For the year ended December 31, 2003

Subordinated liabilities at December 31, 2002 and 2003	$ 20,000

See accompanying notes to the financial statements.

C.R.I. SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (141,888)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivables, net	14,413
Decrease in due from affiliates	8,516
Increase in commissions payable	25,557
Decrease in due to affiliates	(53,183)
Decrease in securities inventory payable	(118,079)
Increase in other payables	350,337
Net cash provided by operating activities	85,673
Cash flows from investing activities:	
Sale of securities	118,079
Net cash provided by investing activities	118,079
Cash flows from financing activities:	
Capital contributions	500,000
Cash provided by financing activities	500,000
Increase in cash	703,752
Cash at beginning of year	103,801
Cash at end of year	$ 807,553
Supplemental cash flows disclosures:	
Interest payments	$ 1,200

See accompanying notes to the financial statements.

C.R.I. SECURITIES, INC.

Notes to Financial Statements

December 31, 2003

(1) Nature of Business

C.R.I. Securities, Inc. (the Company), incorporated on May 29, 1988, is a joint venture between Enterprise Holding Company (Enterprise), a 50% owner, and a certain outside owner. Enterprise is a wholly-owned subsidiary of Minnesota Life Insurance Company (Minnesota Life).

The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Securities Inventory

In the normal course of business the Company periodically holds positions in its brokerage account. These positions represent various incomplete transactions at the brokerage. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Commission Income and Expense

Commission income on mutual funds and annuity and life insurance products is recognized as earned. As commission income is recognized, the related commission expense due to sales agents is also recognized.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a separate federal income tax return. Deferred income tax assets may be recognized for the future tax consequences attributable to the difference between financial statement carrying amounts and income tax bases of assets and liabilities.

(3) Income Taxes – Continued

There was no provision for income taxes reflected in the accompanying statement of operations due to the tax benefit from the loss being fully offset by an increase in the valuation allowance.

The Company had deferred tax (assets) at December 31, 2003 as follows:

Net operating loss carryforward	$ (54,797)
Deferred tax asset	(54,797)
Valuation allowance	54,797
Net deferred tax asset	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate sufficient future taxable income.

(4) Related Party Transactions

Effective December 1, 2003, in compliance with NASD Notice to Members 03-63, the Company has recorded all operating costs incurred and offsetting liabilities. Prior to December 1, 2003 some operating costs of the Company were paid by Securian Financial Services, Inc., an affiliate of the Company, and certain outside parties, and subsequently reimbursed in part by the Company. During 2003, $403,090 was paid to Securian Financial Services, Inc. as reimbursement of operating costs, of which $78,019, included in due to affiliates, was payable to Securian Financial Services, Inc. at December 31, 2003.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain outside owner. During the year ended December 31, 2003 these fees totaled $241,597. At December 31, 2003, $13,088 of such fees was included in accounts payable.

Prior to December 1, 2003, under the joint venture agreement, a company affiliated with the outside owner received management and administrative fees representing the remaining annual net income of the Company after all other expenses are paid. Effective December 1, 2003 all management and administrative fees are billed and reimbursed based on amounts billed. For the year ended December 31, 2003, these management and administrative fees were $1,258,854, of which $206,501 was included in accounts payable at year end.

(5) Secured Demand Note Receivable

The secured demand note receivable is non-interest bearing and collateralized by securities pledged by an outside stockholder of the Company. As of December 31, 2003, the pledged securities had a market value of $91,282. The note receivable, which is scheduled to mature on September 29, 2004, is directly related to the $20,000 interest-bearing note payable (see note 6) and is callable if net capital falls below 120% of the minimum capital required under Rule 15c3-1 of the Securities and Exchange Commission.

(6) Liabilities Subordinated to Claims of General Creditors

Borrowings under a subordination agreement at December 31, 2003 are as follows:

Note payable, 6.00%, due September 29, 2004	$20,000

For the year ended December 31, 2003, interest expense was $1,200. At December 31, 2003, interest payable was $700.

This subordinated liability is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is therefore available in computing net capital. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $491,243 and $50,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.4 to 1 at December 31, 2003.

(8) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

In compliance with NASD Notice to Members 03-47, the Company has set up a fund for the exclusive benefit of customers to reimburse them for potential breakpoint overcharges on the sale of class A mutual funds sold during 2001 and 2002. The Company funded this account with $19,347 and has paid $5,175 as of December 31, 2003.

C.R.I. SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003

Stockholders' equity	$	478,112
Liabilities subordinated to claims of general creditors allowable in computation of net capital		20,000
		498,112
Deductions - nonallowable assets:		
Accounts receivable		2,876
Prepaid asset		2,000
Net capital before haircuts on securities		493,236
Haircuts on securities		1,993
Net capital	$	491,243
Total aggregate indebtedness	$	665,373
Net capital	$	491,243
Minimum capital required to be maintained (the greater of $50,000 or 6 2/3% of aggregate indebtedness of $665,373)		50,000
Net capital in excess of requirement	$	441,243
Ratio of aggregate indebtedness to net capital		1.4 to 1
120% of minimum net capital	$	60,000

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended on February 17, 2004) and the above computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
CRI Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of CRI Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 16, 2004